Contact

www.linkedin.com/in/helen-knowles-35326410 (LinkedIn)

Top Skills

Leadership
Management
Alcoholic Beverages

Helen Knowles

RETIRED (for now)
Fergus, Ontario, Canada

Experience

Harris Knowles Consulting Inc.

RETIRED FOR NOW
May 1995 - Present (29 years 6 months)
Fergus

Education

University of Guelph

Bachelor of Arts (B.A.), Geology/Geography Major · (1989 - 1992)